September 30, 2008
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549

ATTN:	Jim B. Rosenberg
Dana Hartz
Don Abbott

Re:	Hartville Group, Inc. Form 10-KSB for the fiscal year ended December 31, 2007, as amended, and Form 10-Qs for the quarterly periods ended March 31, 2008 and June 30, 2008
File No. 000-51993
Dear Mr. Rosenberg:
     On Behalf of Hartville Group, this letter provides written responses and explanations to your comment letter, dated August 27, 2008, related to the filings referenced above and in your comment letter. We have provided a detailed response and explanation in order to clarify the responses. For your convenience, we have stated your specific comments, followed in each case by our response.
Form 10-KSB for the Fiscal Year ended December 31, 2007
Management’s Discussion and Analysis or Plan of Operation
Results of Operations, page 10
1.	You disclose that commission income increased by approximately $1.5 million as a result of reducing “a liability which the Company had established in fiscal year 2005 for prior years’ treaties, where certain new facts and circumstances occurred during fiscal year 2006 eliminating the need for such liability.” Please revise your disclosure to address the following:
•	The facts and circumstances that caused the Company to establish the liability in fiscal year 2005;

•	The treaty years affected;

•	The nature of the new facts and circumstances that occurred during fiscal year 2006 that eliminated the need for the liability; and,

•	Clarify why the elimination of the liability is commission income.
Response
Prior year facts and circumstances — Early in 2005 the Company replaced its CEO with the current CEO and then subsequently appointed the current CFO later that same year. One of the first actions of the new management was to engage in the review of the Company’s financial reporting. This resulted in a number of actions, the most important of which were:
•	The restated financials filed with the Commission on November 21, 2005 where the Company amended its previously issued financial information for the years ended December 31, 2003 and 2004 and quarterly financial information for 2003, 2004 and the first two quarters of 2005, and

•	Adjustments related to this item.
In our agency business, premium dollars collected from customers are segregated and held in trust in separate bank accounts (“premium accounts”). In the applicable years, those funds were forwarded monthly to our intermediary broker, after a netting of our agency’s agreed upon commission. The broker then reconciled the accounts while temporarily holding the premiums in trust and then further forwarded the appropriate premium to the underwriter.
The Company had usually entered into agreements with underwriters to write insurance based on a 12 month period, typically referred to as a “treaty year”. Under normal operating procedures, when a treaty year was closed (all premiums had been collected and any claims related to the treaty’s policies had been paid), there was a settling of accounts to conclude the commitments related to the treaty year, which includes payments to all parties involved including the agency, insurance company and re-insurers. It had appeared to management that the 2001 and 2002 treaty years had not been settled, therefore in later months of 2005, we asked our broker to conclude the unsettled treaties with the applicable underwriter. As a result of discussions with the underwriter, the broker returned cash to the Company of approximately $450,000 at the end of 2005. Concurrently, we analyzed our premium accounts in an attempt to determine if there were any amounts related to these two years with this underwriter and determined that there was “negative restricted cash” (i.e. contra accounts in the premium accounts) of approximately $1 million.

Securities and Exchange Commission	Page 2	September 30, 2008

With the close of the 2005 year, we had to decide the proper treatment of these amounts ($450,000 of cash received and the $1 million of contra accounts) for financial statement reporting purposes. We determined that the proper treatment was to establish a liability totaling $1.5 million and therefore we did not treat the amounts as additional revenue. Our rationale was that, although our broker had discussions with the underwriter, those discussions did not portray a detailed understanding by that underwriter of this relatively small, unimportant book of business, and therefore was not a final determination of these treaties. We were concerned that in later years further information would come to light related to these two treaty years which would show that the $1.5 million was owed to a third party (the primary underwriter or one of the reinsurance companies). Therefore, considering our lack of institutional knowledge, coupled with an apparent similar issue at the underwriter, we decided that the $1.5 million should not be reported on our income statement until an identifiable event occurred. At the end of 2005, we did not envision an identifying event occurring for the foreseeable future.
•	Treaty years — The treaty years effected was 2001 and 2002.

•	2006 facts and circumstances — In 2006, the identifiable event occurred whereby the recording of the liability was deemed to no longer be warranted. During that year we became aware that the underwriter had placed the applicable lines of business into “runoff” as the underwriter was no longer actively engaged in writing these types of insurance policies and was in the process of closing out what remained of polices that fit this category.
Similar to the process we followed at the end of 2005, we reviewed the facts and circumstances at the end of 2006. No further contact had been made by the underwriter with either the broker or us throughout the course of the year. All indications were that this carrier was near the end with its runoff process. That made it extremely unlikely that we would be contacted in the future to revisit these treaty years. Considering these facts, and after discussion with insurance industry experts, we determined that the identifiable event had occurred by the end of 2006, thereby requiring us to eliminate the balance sheet liability.
•	Income statement classification — We reported the reversal of the liability as commission income because there never was expense related to the balance sheet reserves as these amounts had always related to only premium dollars. We determined the correct place to report the underwriter related income amounts would be as commission income in the insurance agency operations.
We will incorporate the above as deemed applicable in future filings.

Securities and Exchange Commission	Page 3	September 30, 2008

Critical Accounting Policies
Reserves for Future Losses, page 16
2.	You disclose that you utilized an independent actuary for your determination of reserves. While you are not required to make this reference, when you do, you must also disclose the name of the independent actuary. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, also include the consent of the independent actuary.
Response
Your comment is noted and in future applicable filings the Company will either remove any reference to the external actuarial firm used in connection with the review of the Company’s reserve balances, or it will identify the name of the actuarial firm, name them as an expert and include their consent.

Securities and Exchange Commission	Page 4	September 30, 2008

3. Please revise your disclosure to address the following:
•	Whether or not management receives loss reserve estimates from the ceding company;

•	How you determine the reserve amounts provided by the independent actuary are reasonable;

•	The actuarial methods used to determine your reserves;

•	The key assumptions that materially affect the estimate of your loss reserves;

•	What factors caused changes in your prior year loss reserve estimates for each period presented;

•	Whether the 5% change in loss ratio represents a reasonably likely change in your assumptions based on your historical changes in estimate, and if not, please revise your sensitivity analysis accordingly; and,

•	Whether management makes any adjustments to the reserve amounts received from the actuary to determine its loss reserve, and if so, the amount of the adjustments and how the amounts are determined.
Response
•	Does Management receive a reserve estimate from the ceding company?
Since the length of pet insurance policies is short (annual policies which have a limited period for the filing of claims), management does not receive reserve estimates from the ceding company.

•	How does the Company determine the reserve amounts provided by the independent actuary are reasonable?
The Company works closely with it’s underwriter to price the product to effect a certain Loss Ratio (claims paid/premium collected). With the year-end actuarial work, we were able to confirm that the reserves created as a result of the pricing analysis were appropriate. The Company also reviews the actuary’s calculations and assumptions to determine if they are reasonable based on actual historical trends.

•	The actuarial methods used to determine reserves.
To calculate claim reserves, claim completion factors were developed from historic claim completion patterns. This loss development method was used when the projected completion factors are greater than 50%, while an estimated loss ratio based on the pricing model (55% loss ratio) is used for more immature claims. Historical data and emerging experience demonstrated that this overall loss ratio used was reasonable.

•	Key assumptions
•	Future claim patterns reflect prior claim patterns

•	Highly incomplete months will complete at the target loss ratio. This assumption is supported by historical results.

Securities and Exchange Commission	Page 5	September 30, 2008

•	Factors effecting prior year loss reserves.
Actual claims results cause changes in prior year loss reserves. Our book of business is comprised of one-year policies for which the policy owners must submit their claims within 6 months of the date incurred. Therefore, any changes in loss results are quickly determined.

•	Is the 5% change in loss ratio reasonable?
Based on historical patterns, the 5% is a reasonable change. For the treaty year 10/1/2006 to 9/30/2007 the Loss Ratio was estimated at 55% at 12/31/2006, while not complete the Loss Ratio is currently estimated to be 50% to 55%. For the treaty year 1/1/2006 to 9/30/2006 the Loss Ratio was estimated at 56% at 12/31/2006, the final Loss Ratio was 58.3%. For the treaty year 1/1/2005 to 12/31/2005 the Loss Ratio was estimated at 55.8% at 12/31/2005, the final Loss Ratio was 60.5%.

•	Does Management make any adjustments to the loss reserve received from the actuary? Management does not make significant adjustments to the loss reserves.

We will incorporate the above as deemed applicable in future filings.

Securities and Exchange Commission	Page 6	September 30, 2008

Consolidated Financial Statements
Consolidated Statements of Operations, page 25
4.	Please tell us how your presentation of “Reinsurance income” complies with Item 310 of Regulation S-B to present net sales or gross revenue. This comment also applies to your Forms 10-Q for March 31, 2008 and June 30, 2008. See Item 8-03(a) of Regulation S-X.
Response
We disclosed the income statement in this manner believing that it most clearly reflected our financial results. The results of business currently reported reflect our two main operating activities (insurance agency and re-insurance). We determined that since the re-insurance revenue has intrinsic costs, with ceded expenses and losses, it was not accurate to show a combined gross revenue line from these two very different operations. In addition, we determined that the users of the financial statements wishing to know a total gross revenue figure can easily add the two lines on the face of the income statement to derive a combined gross revenue amount.
However, if the Commission believes that it would be clearer for the users of the financial statements to have a combined gross revenue line and then a combination of the two operations’ expenses, the Company will incorporate that format in future filings.

Securities and Exchange Commission	Page 7	September 30, 2008

Consolidated Statements of Cash Flows, page 26
5.	Please explain to us how your presentation of “deferred acquisition costs incurred” as an investing activity complies with SFAS 95.
Response
Historically, the deferred acquisition costs, which consisted primarily of direct-response advertising and related wages from our call center personnel were classified as an investing activity in the statements of cash flows since they were for costs being amortized over their estimated useful life, which was determined to be three years.
With the determination that our direct response advertising costs could no longer be capitalized, the remaining deferred acquisition costs incurred relates to a current asset and should be classified in the operating section of the statements of cash flows.
We will reflect these costs in the operating section of the statements of cash flows in future filings.

Securities and Exchange Commission	Page 8	September 30, 2008

Notes to Consolidated Financial Statements
Note 1 — Summary of Significant Accounting Policies
Deferred Acquisition Costs, page 29
6.	Please tell us how you determined it was appropriate to capitalize the direct response advertising costs in accordance with SOP 93-7 if you were unable to prove that the costs resulted in probable future economic benefits and establish verifiable historical patterns. Tell us why you believe it is appropriate to expense amounts capitalized at December 31, 2006 in 2007 and not restate your financial statements to reflect these costs as period expenses. Please specifically address what information you had at the time of your decision to capitalize the costs and what new facts led to your decision to expense them in 2007.
Response
We determined that it was appropriate to capitalize direct response advertising costs in 2006 because the majority of the costs capitalized in that period related to a long standing brand of pet insurance named “Petshealth”. Customer records from multiple years had demonstrated that the characteristics from these policy holders indicated them to be profitable on a policy by policy basis.
In the last few months of 2006 and throughout 2007, the Company began marketing a new brand “ASPCA” and ceased actively marketing the Petshealth brand. Along with the shift in brand, the Company utilized totally new marketing channels and substantially revised how previous marketing channels were utilized. Due to this change in marketing strategy, a migration of the book of pets insured moved from the Petshealth brand to the ASPCA brand throughout 2007, as can be seen in the chart below.

Quarter Ending	Ending Number of Pets	ASPCA % of Pets Sold
12/31/2007	64,880	92%
9/30/2007	58,853	90%
6/30/2007	51,368	89%
3/31/2007	40,159	79%
12/31/2006	32,352	55%
9/30/2006	27,149	None
6/30/2006	26,055	None
3/31/2006	25,293	None

At the beginning of 2007, it appeared that the customer service level, the claims service level, and the overall cancellation rate for the ASPCA brand should be very similar to the old Petshealth brand. However, as 2007 progressed with the rapid growth in ASPCA pets, the higher cancellation rate and service levels for the ASPCA brand made the relationship between the two brands questionable.

Securities and Exchange Commission	Page 9	September 30, 2008

By year end 2007, it was clear that a substantial change in facts had occurred, causing us to determine that such costs deferred as acquisition costs related to the ASCPA brand should no longer be capitalized under SOP 93-7 (at least until several years of profitable history could be established with this new brand). This resulted in a $3,324,485 increase in period expenses for marketing of the ASPCA brand. We then had to determine whether the remaining $142,535 capitalized on the balance sheet at December 31, 2007 related to the Petshealth brand should also be expensed. Considering the complete information system change over which occurred during the summer of 2007 (making the ability to obtain accurate pet data from prior periods difficult and of debatable accuracy), coupled with the relative immateriality of this item, we determined that expensing this remaining amount was also appropriate.
In addition, we determined that the financial impact of the net book value of the deferred acquisition amount capitalized as of December 31, 2006 of $1,044,086 that was expensed in fiscal year 2007 would not be material to the December 31, 2007 and 2006 consolidated financial statements. We determined this by analyzing the following:
The net loss for 2006 would change from a reported net loss of $11,162,963 at $4.94 net loss per share to a restated net loss of $12,207,049 and $5.41 net loss per. The net loss for 2007 would change from a reported net loss of $21,131,788 at $3.85 net loss per share to a restated net loss of $20,087,702 and $3.66 net loss per share. We determined that since the net losses were so large for each fiscal year, this amount does not materially impact any decisions made by the users of the consolidated financial statements.

Securities and Exchange Commission	Page 10	September 30, 2008

Exhibits 31.1 and 31.2
7.	Please revise these certifications to include the entire introductory language of paragraph 4, which also addresses your officers’ responsibility for establishing and maintaining internal control over financial reporting and the language of paragraph 4(b) of Item 601(b)(31) of Regulation SB. This comment also applies to the certifications filed with your Forms 10-Q for March 31, 2008 and June 30, 2008.
Response
If it is acceptable to the Commission, once the comments are completely resolved we will file the corrected certifications.

Securities and Exchange Commission	Page 11	September 30, 2008

Form 10-KSB/A filed June 5, 2008
8.	Exchange Act Rules 13a-14(a) and 15d-14(a) require an issuer’s principal executive officer or officers and the principal financial officer or officers, or persons performing similar functions, each to certify in each quarterly and annual report, including transition reports, filed or submitted by the issuer under Section 13(a) or 15(d) of the Exchange Act. This certification requirement also applies to amendments to the reports. See Release No. 33-8124.
Response
If it is acceptable to the Commission, once the comments are completely resolved we will file the corrected certifications.

Securities and Exchange Commission	Page 12	September 30, 2008

Form 10-Q for the Quarterly Period ended June 30, 2008
Note 6 — reserve for Claims, page 12
9.	It appears that you have significantly revised your provision for claims related to insured events of prior years. Please revise your disclosure to provide the following to explain the reasons for your change in estimate:
a.	Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

b.	Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.
Response
The footnote information was based on a format based suggested by the Company’s international subsidiary. For clarity, we believe that the reader of the Company’s financials would find the approach used below as more common and so easier to understand. If the Company continues to disclose this supplementary information in the future, the Company will incorporate the modified format.

	June 30,	June 30,
	2008	2008
	Modified	As Reported

Beginning balance, net	$1,491,204	$1,491,204

Incurred losses related to:
Current year	3,169,534	2,092,981
Prior year	—	1,076,553

Total incurred	3,169,534	3,169,534

Paid lossed related to:
Current year	(1,587,492)	(944,578)
Prior year	(632,189)	(1,275,103)

Total paid	(2,219,681)	(2,219,681)

Ceded Reserve Movement	(5,553)	(5,553)

Ending balance, net	$2,435,504	$2,435,504

Securities and Exchange Commission	Page 13	September 30, 2008

*       *       *       *       *
     The Company does not believe that the requested revisions require a restatement and the Company will make the proper revisions in all future filings.
     In submitting this response, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company will not assert staff comments as its defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.
     We appreciate the Commission’s comments and believe our answers are responsive. If you would like to discuss these responses, please free to contact the undersigned at your convenience.
Sincerely,

Christopher R. Sachs
Chief Financial Officer and Secretary
Hartville Group, Inc.
3840 Greentree Ave. SW
Canton,OH 44706
Office: 330-484-8153
Fax:      330-266-7439
csachs@hartvillegroup.com

Securities and Exchange Commission	Page 14	September 30, 2008